Exhibit 23.2

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the inclusion in this Amendment No. 2 to Registration Statement of FC Global Realty Incorporated on Form S-4 to be filed on or about January 30, 2019 of our report dated November 8, 2018, on our audits of the consolidated financial statements of Gadsden Growth Properties, Inc. (the “Company”) as of December 31, 2017 and 2016 and for the year ended December 31, 2017 and the period from June 17, 2016 (Inception) through December 31, 2016. Our report includes an explanatory paragraph about the existence of substantial doubt concerning the Company’s ability to continue as a going concern. We also consent to the reference to or firm under the caption “Experts” in the Registration Statement on Form S-4.

/s/ EisnerAmper LLP

EISNERAMPER LLP

New York, New York

January 30, 2019